MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2014 and 2013

Dated March 11, 2015

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Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the years ended December 31, 2014 and 2013. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2014 and 2013 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The information provided herein supplements, but does not form part of, the consolidated financial statements. This MD&A contains “forward looking information” that is subject to risk factors set out the cautionary note herein. This discussion covers the years ended December 31, 2014 and 2013 and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD$”), the Company’s functional currency, unless otherwise indicated. Tabular amounts are presented in thousands of USD$, except where otherwise noted. Information for this MD&A is prepared as at March 11, 2015.

BUSINESS OVERVIEW

Tahoe is a Canadian public mineral exploration, development and mine operating company whose common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activity is to profitably operate the Escobal mine, a mining operation located in southeastern Guatemala. Additional business objectives are the acquisition, exploration, development and operation of mineral properties for the mining of precious metals in the Americas.

At present, the Company’s only commercial operation is the Escobal mine, which contains high-grade silver, gold, lead, and zinc mineralization. Operating the Escobal mine as a profitable silver mine will require that Tahoe consistently meet production targets and effectively manage costs.

Mill commissioning commenced at the end of the third quarter of 2013 and the Company declared commercial production during the first quarter of 2014. As a result, there are no production results and limited earnings results for the comparative year ended December 31, 2013. The Company has included comparative financial figures where applicable.

2014 HIGHLIGHTS

OPERATIONAL AND FINANCIAL

•	Mill throughput totaled 1.25 million tonnes and averaged 3,413 tonnes per day (“tpd”).

•	The Escobal mine produced metal concentrates containing 20.3 million ounces of silver, 10,893 ounces of gold, 10,359 tonnes of lead and 13,394 tonnes of zinc.

•	Sales consisted of 18.2 million ounces of silver, 8,361 ounces of gold, 9,131 tonnes of lead and 10,652 tonnes of zinc resulting in revenues of $350.3 million.

•	The Escobal mine achieved mine operating earnings(1) of $158.8 million.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

•	Earnings from operations(1) for the year were $123.3 million, compared to a net loss from operations of $61.2 million for the prior year.

•

Earnings and total comprehensive income for the year were $90.8 million resulting in basic and diluted earnings per share of $0.62 and $0.61, respectively, compared to the prior year net loss of $65.6 million resulting in a basic and diluted loss per share of $0.45 and $0.45, respectively.

•

Cash flow provided by operations before changes in working capital(1) was $173.2 million compared to prior year cash flow used in operating activities before changes in working capital of $51.6 million.

•	Cash costs net of by-product credits(2) were $6.37 per silver ounce produced.

•	All-in sustaining costs net of by-product credits(2) were $9.15 per silver ounce produced.

•	The Company declared and paid dividends of $3.0 million to shareholders.

•

The Company announced the completion of new mineral resource and mineral reserve estimates prepared in accordance with National Instrument 43-101 (“NI 43-101”) and supported by an independent Feasibility Study of the Escobal mine (the “Feasibility Study”), released on November 5, 2014 and available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com. Highlights of the Feasibility Study include:

o	Proven and Probable mineral reserves of 31.4 million tonnes at an average silver grade of 347 grams per tonne (“g/t”) for 350.5 million silver ounces contained in the mine plan;

o	Average annual production of 19.1 million silver ounces over the first 10 years of the mine life;

o

Measured and Indicated (“M&I”) mineral resources totaling 433.9 million silver ounces at an average grade of 346 g/t, reflecting an increase of 18% in M&I silver ounces as compared to the mineral resource estimate from the May 2012 Preliminary Economic Assessment.

(1)	Refer to the “Additional GAAP Measures” section of this MD&A.
(2)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.

RECENT DEVELOPMENTS

Proposed business combination with Rio Alto

On February 9, 2015, the Company entered into an Arrangement Agreement with Rio Alto Mining Limited (“Rio Alto”) for a business combination of the two companies pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, each issued and outstanding common share of Rio Alto will be exchanged for 0.227 of a Tahoe common share and CAD$0.001 in cash. Upon closing of the Arrangement, existing Tahoe and Rio Alto shareholders will own approximately 65% and 35% of the combined company, respectively. Prior to entering into the Arrangement Agreement with Rio Alto, the Company obtained consent from its lender in accordance with the loan covenants.

Based on the closing price of the Company’s common shares on the TSX of CAD$17.64 on February 6, 2015, the offer implies consideration of CAD$4.00 per Rio Alto share which represents a premium of 22.1% to the closing price of Rio Alto shares of CAD$3.28 on the TSX on February 6, 2015 and a premium of 20.3% based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015. The boards of directors of each of Tahoe and Rio Alto have determined that the Arrangement is in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The completion of the Arrangement is subject to the approval by at least 66.67% of the votes cast by shareholders of Rio Alto at a special meeting. In accordance with the rules of the TSX, Tahoe has obtained written approval from Tahoe shareholders with ownership, control or direction over more than 50% of the outstanding shares for the issuance of shares as consideration under the Arrangement.

In addition to Rio Alto shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement is expected to close in April 2015.

The Arrangement includes customary deal-protection provisions including non-solicitation provisions, a right to match competing offers and a CAD$57.6 million termination fee payable to the Company under certain circumstances.

For additional details, see the news release dated February 9, 2015 available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

Guatemalan royalty

On November 28, 2014, the Guatemalan Congress passed legislation that would increase statutory royalties in the mining law. The royalty increase is the only proposed change to the Guatemala mining law and is part of an effort to raise revenue and balance the 2015 budget. President Otto Perez Molina signed and approved the legislation which subsequently became law and is effective January 1, 2015.

The law requires that the Company pay a nine percent royalty directly to the federal government and a one percent royalty to the local municipalities for a total royalty payment of ten percent. This represents an additional five percent royalty to the Company’s current combined statutory and voluntary regime of five percent. The law does not contemplate existing agreements with local and regional municipalities and replaces all current voluntary royalty agreements.

Industry groups and local governments are currently challenging the new law in the Guatemalan Constitutional Court. For financial reporting purposes, as of January 1, 2015, the Company commenced accruing royalty payments at the ten percent legislated rate.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED ANNUAL FINANCIAL INFORMATION

	December 31,	December 31,	December 31,
	2014	2013	2012
Metal Sold
Silver (ozs)	18,160,421	-	-
Gold (ozs)	8,361	-	-
Lead (t)	9,131	-	-
Zinc (t)	10,652	-	-
Realized Price
Silver (per oz)	$18.13	$-	$-
Gold (per oz)	$1,258	$-	$-
Lead (per t)	$2,053	$-	$-
Zinc (per t)	$2,220	$-	$-
LBMA/LME Price(1)
Silver (per oz)	$19.08	$-	$-
Gold (per oz)	$1,266	$-	$-
Lead (per t)	$2,096	$-	$-
Zinc (per t)	$2,164	$-	$-
Revenues	$350,265	$-	$-
Earnings (loss) from operations(2)	$123,272	$(61,181)	$(100,579)
Earnings (loss) attributable to common shareholders	$90,790	$(65,597)	$(93,453)
Earnings (loss) per common share
Basic	$0.62	$(0.45)	$(0.65)
Diluted	$0.61	$(0.45)	$(0.65)
Dividends paid	$2,953	$-	$-
Cash flow provided by (used in) operating activities	$119,322	$(59,605)	$(87,773)
Cash and cash equivalents	$80,356	$8,838	$164,561
Total assets	$975,628	$883,333	$852,943
Total long-term liabilities	$5,693	$4,214	$4,721
Costs per silver ounce produced
Total cash costs net of by-product credits(2)	$6.37	$-	$-
All-in sustaining costs per silver ounce net of by-product credits(2)	$9.15	$-	$-

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for 2014.
(2)	Refer to “Non-GAAP Financial Measures” and “Additional GAAP Measures” sections of this MD&A.

REVIEW OF ANNUAL FINANCIAL RESULTS

Earnings for the Company increased to $90.8 million compared to a loss of $65.6 million for 2013 as a result of the following factors:

Revenues

Commercial operations commenced in the first quarter of 2014 at which time the Company recorded its first revenues. During 2014, the Company sold in concentrate 18.2 million silver ounces, 8,361 gold ounces at realized prices of $18.13 and $1,258 per ounce, respectively, and 9,131 tonnes of lead and 10,652 tonnes of zinc at realized prices of $2,053 and $2,220 per tonne, respectively. These concentrate sales generated a total of $350.3 million in revenues, net of treatment and refining charges for 2014. During 2013, pre-commercial production revenues generated were capitalized as part of the cost of placing the asset into service.

The Company’s revenue and trade receivables include provisionally priced metal concentrate sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at December 31, 2014 includes 2.5 million silver ounces and 1,089 gold ounces at $15.63 and $1,186 per ounce, respectively and 1,259 and 2,240 tonnes of lead and zinc at $1,878 and $2,171 per tonne, respectively.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $127.3 million for 2014. During 2013, pre-commercial production costs incurred were capitalized as part of the cost of placing the asset into service.

During 2014, the Company recognized $0.8 million for obsolete supplies inventory which is included in production costs and is related to reagents and filter cloths used during the ramp up period of the Escobal mine which have been replaced by other consumables as a result of optimizing the production process.

Royalties

During 2014, royalty expense to Guatemalan government agencies was $20.8 million compared to $nil in 2013, due to the commencement of commercial production in the first quarter of 2014. During 2013, royalties incurred on pre-commercial production revenues were capitalized as part of the cost of placing the asset into service.

Depreciation and depletion

During 2014, depreciation and depletion was $43.3 million compared to $nil in 2013, due to the commencement of commercial production in the first quarter of 2014. During 2013, pre-commercial production depreciation and depletion was capitalized as part of the cost of placing the asset into service.

Other operating expenses

Exploration expenses

Exploration expenses were $3.6 million for 2014 compared to $5.3 million in 2013 as a result of fewer metres (“m”) being drilled during the current year. Twenty-eight surface holes and four underground holes totaling 16,624m were drilled during 2014 compared to 54 surface holes totaling 29,532m during 2013.

General and administrative expenses

General and administrative expenses were $32.0 million for 2014 compared to $19.5 million for 2013. This $12.5 million increase over prior year relates in part to an increase of $4.0 million in charitable contributions and donations, $2.3 million of which was donated to the Guatemalan Government’s Zero Hunger Pact program. Salaries and benefits increased by $2.9 million due to increased staffing at the corporate level resulting from the commencement of commercial operations. Investor relations and communications increased by $1.1 million as a result of additional public relations campaigns combined with an increase in public awareness programs to coincide with the first year of commercial operations. Professional and consulting fees increased by $0.7 million, of which $0.2 million relates to increased audit fees as a result of the Company’s first year of commercial operations and certain Sarbanes-Oxley compliance expenses. The remaining $0.5 million increase is a result of higher general consulting fees. Share-based compensation increased by $0.2 million. The remainder is a $3.6 million increase in administrative and other expenses as a result of increases in Guatemala City overhead, corporate social responsibility programs and other general and administrative expenses.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other expense

Interest Expense

Interest expense for 2014 was $5.6 million compared to $1.8 million in 2013. The increase over the prior year is due to the original $50 million credit facility being outstanding for the entire 2014 year combined with the additional $25 million credit facility expansion that was drawn and repaid during 2014.

Net foreign exchange loss

A foreign exchange loss of $0.9 million was recognized during 2014 compared to $nil during 2013. The variation in foreign exchange compared to prior periods is the result of fluctuations in the CAD$ and Guatemalan Quetzal exchange rates.

Total Assets

Total assets increased by $92.3 million during 2014 primarily due to increases in cash and cash equivalents of $71.5 million relating to the collection of revenues, trade and other receivables of $5.2 million, inventories of $17.6 million, other current and long-term assets of $13.8 million, offset by a decrease related to mineral interests of $15.8 million.

Total long-term liabilities

Total long-term liabilities increased by $1.5 million as a result of a $0.5 million increase in the reclamation provision due to the annual revaluation of estimated closure costs and a $1.0 million increase in other non-current liabilities.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2014	2014	2014	2014	2013	2013	2013	2013
Metal Sold
Silver (000’s ozs)	4,073	5,102	4,805	4,180	-	-	-	-
Gold (ozs)	1,567	2,240	2,142	2,412	-	-	-	-
Lead (t)	1,818	2,257	2,670	2,386	-	-	-	-
Zinc (t)	3,068	2,265	3,066	2,253	-	-	-	-
Realized Price
Silver (per oz)	$14.99	$16.87	$20.82	$20.20	$-	$-	$-	$-
Gold (per oz)	$1,198	$1,158	$1,383	$1,349	$-	$-	$-	$-
Lead (per t)	$1,754	$2,140	$2,200	$1,990	$-	$-	$-	$-
Zinc (per t)	$2,112	$2,532	$2,245	$1,973	$-	$-	$-	$-
LBMA/LME Price(1)
Silver (per oz)	$16.50	$19.74	$19.62	$20.48	$-	$-	$-	$-
Gold (per oz)	$1,201	$1,283	$1,288	$1,292	$-	$-	$-	$-
Lead (per t)	$2,000	$2,183	$2,095	$2,106	$-	$-	$-	$-
Zinc (per t)	$2,235	$2,311	$2,073	$2,029	$-	$-	$-	$-
Revenues	$65,396	$90,279	$104,717	$89,873	$-	$-	$-	$-
Earnings (loss) from operations	$15,829	$28,754	$45,198	$33,491	$(7,271)	$(14,196)	$(14,750)	$(24,964)
Earnings (loss) attributable to common shareholders	$9,836	$20,036	$36,107	$24,811	$(9,571)	$(15,537)	$(15,614)	$(24,875)
Earnings (loss) per Common Share
Basic	$0.07	$0.13	$0.25	$0.17	$(0.07)	$(0.11)	$(0.11)	$(0.17)
Diluted	$0.07	$0.13	$0.24	$0.17	$(0.07)	$(0.11)	$(0.11)	$(0.17)
Dividends paid	$2,953	$-	$-	$-	$-	$-	$-	$-
Cash flow provided by (used in) operating activities	$17,773	$62,321	$17,679	$21,549	$(12,062)	$(3,521)	$(15,451)	$(28,571)
Cash and cash equivalents	$80,356	$78,897	$51,506	$39,867	$8,838	$39,173	$99,235	$107,151
Total assets	$975,628	$963,267	$963,089	$930,309	$883,333	$874,323	$868,121	$828,015
Total long-term liabilities	$5,693	$5,099	$4,915	$4,701	$4,214	$4,887	$4,966	$4,924
Costs per silver ounce produced
Total cash costs net of by-product credits(2)	$6.26	$7.02	$5.65	$9.14	$-	$-	$-	$-
All-in sustaining costs per silver ounce net of by- product credits(2)	$9.09	$9.62	$8.04	$10.25	$-	$-	$-	$-

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(2)	Refer to the “Non-GAAP Financial Measures” and the “Additional GAAP Measures” sections of this MD&A.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

Since the completion of the Company’s Initial Public Offering and acquisition of the Escobal project in June 2010, the Company built the Escobal mine and commenced commercial production in the first quarter of 2014. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) and exploration drill programs.

Q4 2014 vs. Q4 2013

Earnings for the Company increased to $9.8 million for Q4 2014 compared to a loss of $9.6 million for Q4 2013 as a result of the following factors:

Revenues

Commercial operations commenced in the first quarter of 2014 at which time the Company recorded its first revenues. During Q4 2014, the Company sold in concentrate 4.1 million silver ounces, 1,567 gold ounces at realized prices of $14.99 and $1,198 per ounce, respectively, and 1,818 tonnes of lead and 3,068 tonnes of zinc at realized prices of $1,754 and $2,112 per tonne, respectively. These concentrate sales generated a total of $65.4 million in revenues, net of treatment and refining charges for Q4 2014. During Q4 2013, pre-commercial production revenues generated were capitalized as part of the cost of placing the asset into service.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $29.5 million for Q4 2014. During Q4 2013, pre-commercial production costs incurred were capitalized as part of the cost of placing the asset into service.

Royalties

During Q4 2014 royalty expense to Guatemalan government agencies were $4.0 million compared to $nil in Q4 2013, due to the commencement of commercial production in the first quarter of 2014. During Q4 2013, royalties incurred on pre-commercial production revenues were capitalized as part of the cost of placing the asset into service.

Depreciation and depletion

During Q4 2014, depreciation and depletion was $9.6 million compared to $nil in Q4 2013, due to the commencement of commercial production in the first quarter of 2014. During Q4 2013, pre-commercial production depreciation and depletion was capitalized as part of the cost of placing the asset into service.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other operating expenses

Exploration expenses

Exploration expenses were $0.6 million for Q4 2014 compared to $1.4 million in Q4 2013 as a result of fewer metres being drilled during the current quarter. Five surface holes totaling 2,683m were drilled during Q4 2014 compared to nineteen surface holes totaling 8,965m during Q4 2013.

General and administrative expenses

General and administrative expenses were $5.9 million for Q4 2014 compared to $3.5 million for Q4 2013. This $2.4 million increase relates primarily to an increase in salaries and benefits of $0.7 million due to increased staffing at the corporate level. Investor relations and communications increased by $0.6 million as a result of additional public relations campaigns combined with an increase in public awareness programs. Professional and consulting fees increased by $0.1 million and charitable contributions and donations increased by $0.1 million. Share-based payments were consistent at $0.9 million when compared to Q4 2013. The remainder is a $0.9 million increase as a result of additional Guatemala City overhead, corporate social responsibility programs, and other general and administrative expenses.

Other expense

Interest Expense

Interest expense for Q4 2014 was $0.9 million compared to $0.6 million in Q4 2013. The increase over prior year period is due to the capitalization of interest related to the construction of the Escobal mine during 2013.

Net foreign exchange loss

A foreign exchange loss of $0.3 million was recognized during Q4 2014 compared to $0.1 million during Q4 2013. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD$ and Guatemalan Quetzal exchange rates.

Q4 2014 vs. Q3 2014

Earnings for the Company decreased to $9.8 million for Q4 2014 compared to $20.0 million for Q3 2014 as a result of the following factors:

Revenues

Commercial operations commenced in the first quarter of 2014 at which time the Company recorded its first revenues. During Q4 2014, the Company sold in concentrate 4.1 million silver ounces and 1,567 gold ounces at realized prices of $14.99 and $1,198 per ounce, respectively, and 1,818 tonnes of lead and 3,068 tonnes of zinc at realized prices of $1,754 and $2,112 per tonne, respectively. During Q3 2014, the Company sold 5.1 million silver ounces, 2,240 gold ounces at realized prices of $16.87 and $1,158 per ounce, respectively, and 2,257 tonnes of lead and 2,265 tonnes of zinc at realized prices of $2,140 and $2,532 per tonne, respectively. These metal sales generated a total of $65.4 million in revenues, net of treatment and refining charges for Q4 2014 compared to $90.3 million in Q3 2014. The lower revenues realized during Q4 2014 are a result of decreased quantities of metals sold combined with decreased metals prices during the quarter and the timing differences related to the settlement adjustments incurred on prior period shipments.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $29.5 million for Q4 2014 compared to $34.9 million in Q3 2014. This $5.4 million decrease is primarily due to lower diesel prices, fewer tonnes milled and improved operating efficiencies.

During Q3 2014, the Company recognized $0.8 million for obsolete supplies inventory which is included in production costs and is related to reagents and filter cloths used during the ramp up period of the Escobal mine which have been replaced by other consumables as a result of optimizing the production process. There were no impairment charges recognized in Q4 2014.

Royalties

During Q4 2014 royalty expense to Guatemalan government agencies were $4.0 million compared to $6.4 million in Q3 2014 due to lower market prices combined with decreased quantities of metal sales.

Depreciation and depletion

During Q4 2014, depreciation and depletion was $9.6 million compared to $12.2 in Q3 2014 primarily due to approximately 22,000 fewer tonnes milled.

Other operating expenses

Exploration expenses

Exploration expenses were $0.6 million for Q4 2014 compared to $0.5 million in Q3 2014 as a result of additional metres being drilled during Q4 2014. Five surface holes totaling 2,683m were drilled during Q4 2014 compared to five surface holes totaling 2,222m during Q3 2014.

General and administrative expenses

General and administrative expenses were $5.9 million for Q4 2014 compared to $7.7 million for Q3 2014. This $1.8 million decrease relates primarily to cost management efforts including a $0.8 million decrease in salaries and benefits due to the reduction of short-term employee benefits, a decrease of $0.9 million in charitable contributions and donations and a decrease in professional and consulting fees of $0.1 million. These decreases were offset by an increase in investor relations and communications of $0.2 million. Share-based compensation was consistent at $0.9 million compared to Q3 2014. The remainder is $0.2 million of cost reductions in Guatemala City overhead, corporate social responsibility programs, other general and administrative expenses.

Other expense

Interest Expense

Interest expense for Q4 2014 decreased to $0.9 million compared to $1.4 million in Q3 2014 as a result of the repayment of $25 million in credit facility prior to Q4 2014.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Net foreign exchange loss

A foreign exchange loss of $0.3 million was recognized during Q4 2014 compared to $0.6 million during Q3 2014. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD$ and Guatemalan Quetzal exchange rates.

2014 OPERATIONAL OVERVIEW

	Three Months Ended	Year Ended
	December 31, 2014	December 31, 2014

Tonnes Milled	319,632	1,245,730
Average Tonnes Milled (tpd)	3,474	3,413
Average Metal Grades
Silver (g/t)	585	585
Gold (g/t)	0.42	0.42
Lead	0.84%	0.93%
Zinc	1.52%	1.43%
Average Metal Recovery(1)
Silver	87.0%	86.7%
Gold	62.8%	64.0%
Lead	89.0%	89.0%
Zinc	77.7%	75.2%
Recovered Metal(2)
Silver Ounces	5,227,504	20,301,675
Gold Ounces	2,694	10,893
Lead Tonnes	2,389	10,359
Zinc Tonnes	3,773	13,394
Payable Metal(3)
Silver Ounces	4,940,363	19,250,104
Gold Ounces	2,399	9,882
Lead Tonnes	2,246	9,761
Zinc Tonnes	3,168	11,239
Costs Per Ounce Silver Produced(4)
Total cash costs per ounce before by-product credits	$8.47	$8.97
Total cash costs per ounce net of by-product credits	$6.26	$6.37
Total production costs per ounce net of by-product credits	$8.10	$8.50
All-in sustaining costs per ounce net of by-product credits	$9.09	$9.15
Capital Expenditures(5)	$15,183	$41,235

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.
(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.
(3)	Payable metal calculated using average NSR payable values.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)	Capital expenditures include project and sustaining capital.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS

The Escobal mine continued to meet the expectations of management in the fourth quarter of 2014. Highlights for the three months and year ended December 31, 2014 include:

•

Average mill throughput of 3,474 tpd, with an average silver head grade of 585 g/t for the three months ended December 31, 2014. Average mill throughput of 3,413 tpd with an average silver head grade of 585 g/t for the year ended December 31, 2014.

•

Produced metal concentrates containing 5.2 million ounces of silver, 2,694 ounces of gold, 2,389 tonnes of lead and 3,773 tonnes of zinc for the three months ended December 31, 2014 and 20.3 million ounces of silver, 10,893 ounces of gold, 10,359 tonnes of lead and 13,394 tonnes of zinc for the year ended December 31, 2014.

•	Average silver recovery to concentrates of 87.0% for the three months ended December 31, 2014 and 86.7% for the year ended December 31, 2014.

•

Produced 5,956 tonnes of lead concentrates containing an average silver grade of 25,943 g/t for the three months ended December 31, 2014 and 23,744 tonnes of lead concentrates containing an average silver grade of 25,477 g/t for the year ended December 31, 2014.

Since the commencement of commercial production in the first quarter of 2014, the operation has continued to perform as intended and is now operating at design capacity.

The Company produced 5.2 million ounces of silver contained in lead and zinc concentrates in the fourth quarter of 2014 and 20.3 million ounces of silver for the year. Lead and zinc concentrate production during the quarter totaled 5,956 dry metric tonnes (“dmt”) and 7,357 dmt, respectively. For the year ended December 31, 2014, production was 23,744 dmt and 25,576 dmt of lead and zinc concentrates, respectively.

During the fourth quarter of 2014, 4,726 dmt of lead concentrate and 6,436 dmt of zinc concentrate containing approximately 4.1 million payable ounces of silver were shipped and sold to third party smelters. For the year, 22,123 dmt of lead concentrate and 23,361 dmt of zinc concentrate containing approximately 18.2 million payable ounces of silver were shipped and sold to third party smelters.

Fourth quarter concentrate sales generated $65.4 million in revenues at operating costs of $43.1 million resulting in mine operating earnings of $22.3 million. Concentrate sales for the year generated $350.3 million in revenues at operating costs of $191.5 million resulting in mine operating earnings of $158.8 million.

Total cash costs per ounce of silver produced, net of by-product credits, for the fourth quarter of 2014 was $6.26 and $6.37 for the year, which is higher than the guidance range provided in the news release dated November 12, 2013 of $5.65 to $6.25 per ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Underground Development and Production

Underground development continues to advance in support of the life-of-mine production schedule. Sublevel and stope development on the second mining front continues to advance on the 1190m, 1215m and 1240m elevation sublevels. The east ramp is underway to provide access to the East Zone, which hosts approximately 40% of the Escobal mine resource.

During the fourth quarter, the Escobal mine delivered 325,000 tonnes of ore to the stockpile, mined from stopes on multiple production sublevels including production from secondary transverse longhole stopes on the 1265m sublevel. Mine production for 2014 totaled 1.24 million tonnes of ore.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Mill Performance

Mill operations averaged 3,474 tpd for the three months ended December 31, 2014 including 14 days where the average throughput rate exceeded 4,000 tpd. For the year ending December 31, 2014, mill throughput averaged 3,413 tpd including scheduled mill maintenance down time. Optimization of metallurgical performance continues.

The mill processed a total of 319,632 tonnes during the quarter with an average silver recovery of 87.0% in concentrates and produced 5,956 tonnes of lead concentrate and 7,357 tonnes of zinc concentrate containing 5.2 million ounces of silver. For the year ending December 31, 2014, the mill processed a total of 1,245,729 tonnes with an average silver recovery of 86.7% in concentrates and produced 23,744 tonnes of lead concentrate and 25,576 tonnes of zinc concentrate containing 20.3 million ounces of silver.

Capital Projects

Structural steel erection, equipment installation, and mechanical and electrical construction for the paste backfill plant was near completion at the end of the fourth quarter. Completion of construction and pre-commissioning activities is scheduled in the first half of 2015. We expect the paste backfill plant to be fully operational ahead of the ramp-up to the 4500 tpd mill throughput in the second half of 2015.

The fourth tailing filter press was received in Guatemala in December and delivered to the Escobal site in January 2015. The filter press is slated for commissioning in the second half of 2015.

Engineering and procurement of the second primary ventilation fan was initiated during the quarter. Pad and foundation construction is slated to begin in the first quarter of 2015 with fan installation anticipated mid-year 2015.

EXPLORATION

All identified mineral resources for the Escobal project are located on the Escobal Exploitation concession, which along with three other exploration concessions comprise the project area. The 2014 drilling program continued to explore extensions of the deposit where it was open laterally and to depth and to improve confidence in the mineral resource through in-fill drilling. A total of between one and three drills concentrated on exploration drilling at the Escobal project throughout the year.

The Escobal project mineral resource occurs in a mineralized zone that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out between 2007 and 2014. As at December 31, 2014, a total of 477 exploration holes (199,150 metres) have targeted the Escobal vein system. In addition, 21 drill holes totaling approximately 4,942 metres were completed for the purpose of collecting metallurgical test samples. All drilling in the Escobal vein has utilized diamond drill core methods, with the majority of mineralized intercepts drilled using NQ or larger size drill core. Project core recovery averages greater than 96%.

During Q4 2014, a total of five holes for a total of 2,683 metres were drilled at the Escobal project. Exploration drilling throughout 2014 tested dip extensions in the East, Central, and West Margarito zones, and explored mineralized zone projections in the extreme west extension area. The drill campaign succeeded in defining the known limits of the Escobal vein with mineralization in the project area now recognized over a 3,000 metre strike length and 2,000 metre vertical range.

Exploration also tested secondary veins surrounding Escobal. Drilling continued on the Beto vein zone approximately 800 metres southwest of the main Escobal vein and in the Gaby zone a secondary vein located approximately six kilometres west of Escobal. Drilling in both areas is expected to continue in 2015.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

In addition to the Escobal vein, twelve veins have been discovered on the Company’s concessions. These prospective areas continue to be evaluated; however, a number of these veins occur on concessions that have not yet been granted or are in areas that are not currently open to exploration. There is no assurance that concessions will be granted which would allow the Company to extend exploration activities. Given the proposed moratorium and unwillingness of MEM to issue new licenses at this time, regional exploration efforts outside of the Company’s two approved licenses have been temporarily suspended.

Exploration will continue to define vein extensions through wide step-out drilling. Priority will be placed on testing deep and lateral extension targets at Escobal as well as other district and regional targets. In 2015, the drilling of the Escobal vein and district drilling is expected to continue using one core drill. Exploration expenditures for the year ended December 31, 2014 totaled $3.6 million.

LEGAL, GOVERNMENT ACTIVITIES AND COMMUNITY RELATIONS

Appeal before the Constitutional Court

On July 23, 2013, the Court of Appeals in Guatemala (“the Court”) held that the Ministry of Energy and Mines (“MEM”) should have conducted a hearing of a written opposition to the Escobal mine exploitation license during the permitting application process. The Court did not rule on the substance or validity of the license; it merely stated that MEM was obligated to hold an administrative hearing addressing the substance of the opposition under the 1997 Mining Law. The Court did not invalidate or comment on the Escobal mine exploitation license in its decision. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of the Escobal mine exploitation license. MEM and the Company have appealed the Court’s decision to the Constitutional Court. If the Constitutional Court upholds the Court’s decision, MEM will likely be compelled to hear the opposition which it already stated it believes to be without merit. A public hearing of the appeal was held in November 2013. The Constitutional Court is expected to issue a ruling in the case sometime in the near future.

Power line

Organized resistance previously impeded the Company’s attempts to install a power line along an approved right of way. The Company installed contractor supplied diesel-fired generator power which is sufficient to operate the project up to 4500 tpd. The Company continues to assess alternative power strategies to reduce power costs.

Garcia, et al. v. Tahoe Resources Inc.

On June 18, 2014, an action was commenced against the Company in the Supreme Court of British Columbia. Filed by seven Guatemalan plaintiffs, the lawsuit alleges that Tahoe is directly or vicariously liable for battery and/or negligence regarding an incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. Tahoe believes the claim has no merit.

Community activity and donations

In April 2014, one of the Company’s wholly-owned subsidiaries, Minera San Rafael, S.A. (“MSR”) signed a cooperation agreement to support the Guatemalan Government’s Zero Hunger Pact program (Pacto Hambre Cero). The $2.4 million donation, given through Guatemala’s Ministry of Social Development, is being used for family nutrition and household management training initiatives. Of the total, $1.8 million was paid during 2014 with the remaining $0.6 million included in current liabilities as at December 31, 2014 as it is anticipated to be paid during 2015.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CREDIT FACILITY

On January 2, 2014, the Company expanded its existing $50 million credit facility (the “facility”) and drew an additional $25 million to ensure adequate working capital through continued ramp-up of the Escobal mine and to provide working capital for general corporate purposes. The $25 million bore interest at a rate per annum of the USD$ London Interbank Offered Rate (“LIBOR”) plus 7.25% .

In July 2014, the Company amended the facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement.

On September 3, 2014, the Company repaid the $25 million expanded portion of the facility with funds generated from mining operations. The original $50 million is anticipated to be repaid as scheduled from current cash balances and operating cash flows.

The facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and MSR.

Additionally, the facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other entity.

2015 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2015 production and unit costs in the news release dated January 20, 2015 available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

2015 Guidance (1)(2)(3)(6)

•	18 to 21 million ounces of silver contained in concentrates
•	Cash costs per ounce (1)(5)

Total cash costs per ounce before by-product credits	$9.75	to	$11.25
By-product per ounce credit for gold, lead and zinc(4)	(3.40)	to	(3.00)
Total cash costs per ounce net of by-product credits	$6.35	to	$8.25

All-in sustaining costs per ounce	$9.75	to	$11.50

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.
(2)	Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $2,315/tonne zinc.
(3)	Assumes payable by-product metal production: 11,300 ozs gold; 9,452 tonnes lead; 14,453 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.75; lead $0.95; zinc $1.70; total $3.40.
(5)	All per ounce costs are based on silver ounces contained in concentrates unless otherwise noted.
(6)	2015 Guidance figures presented are for the Escobal mine and do not include the impact of the Rio Alto Arrangement.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early production stage of the Escobal mine and the sustainability of operations. The Company is subject to many risks, including dependence on one project and operating in a country that at times has experienced political and social unrest and anti-mining resistance, among other destabilizing factors. This document should be read in conjunction with the 2014 Annual Information Form (“2014 AIF”) which includes a more comprehensive risk factor discussion under the heading “Description of Our Business – Risk Factors”. The 2014 AIF is available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

DEPENDENCE ON THE ESCOBAL MINE

Until the Company acquires additional property interests, any adverse development affecting the Escobal mine, including potential court rulings, could have a material adverse effect upon the Company, including the production of mineral resources, profitability, financial performance and results of operations.

OPERATIONS IN GUATEMALA

The Escobal mine is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered a civil armed conflict for 36 years, which was finally resolved through a peace agreement in 1996. The last political crisis in Guatemala occurred in 1983 and a constitutional government was restored in 1985. A resurgence of political unrest or a political crisis in Guatemala could adversely affect the Company’s business and results of operations.

The Company’s business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, illegal mining, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, government corruption, difficulty understanding and complying with an unpredictable regulatory and legal framework respecting the ownership and maintenance of mineral properties, renegotiation or nullification of existing concessions, licenses, permits and contracts, surface rights, mining permits, mines and mining operations, and difficulty obtaining key equipment and components for equipment. The status of Guatemala as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

ANTI-MINING RESISTANCE

Some communities and non-governmental organizations (“NGOs”) have been vocal and active with respect to mining and exploration activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal mine, on exploration activities in the region and on its financial position, cash flow and results of operations.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SUSTAINED PRODUCTION

The Company has based its financial projections on the results of a feasibility study of mineral reserves that demonstrate economic and technical viability of the Escobal deposit. Failure to maintain production or the ability to market its metal concentrates would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production levels would have a material adverse impact on the Company’s cash flow and future profitability.

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs and all-in sustaining costs per silver ounce (“all-in sustaining costs”). These measures are not defined under IFRS and should not be considered in isolation. The Company’s primary business is silver production in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounces produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”). The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate to calculate per ounce figures. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales which are incidental to producing silver.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The following tables provide reconciliations of total production costs, total cash costs and all-in sustaining costs to the consolidated financial statements for the three months and year ended December 31, 2014.

Total cash costs and total production costs per ounce of produced silver, net of by-product credits are as follows:

	Three Months Ended	Year Ended
Total cash costs and total production costs	December 31, 2014	December 31, 2014
Production costs	$29,537	$127,323
Add/(subtract)
Change in product inventory	3,526	2,120
Royalties	3,997	20,830
Treatment and refining charges	7,208	31,896
Total cash costs before by-product credits(1)	$44,268	$182,169
Less gold credit	(1,878)	(10,518)
Less lead credit	(3,188)	(18,747)
Less zinc credit	(6,481)	(23,652)
Total cash costs net of by-product credits	$32,721	$129,252
Add/(subtract)
Depreciation and depletion	9,600	43,313
Total production costs net of by-product credits	$42,321	$172,565

Silver ounces produced in concentrate (000’s)	5,228	20,302

Total cash costs per ounce before by-product credits	$8.47	$8.97
Total cash costs per ounce net of by-product credits	$6.26	$6.37
Total production costs per ounce net of by-product credits	$8.10	$8.50

(1) Gold, lead and zinc by-product credits are calculated as follows:

	Three Months Ended				Year Ended
	December 31, 2014				December 31, 2014
		Unit	Total	Credit per		Unit	Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Price	Credit	ounce
Gold Ounces	1,567	$1,198	$1,878	$0.36	8,361	$1,258	$10,518	$0.52
Lead Tonnes	1,818	$1,754	$3,188	$0.61	9,131	$2,053	$18,747	$0.92
Zinc Tonnes	3,068	$2,112	$6,481	$1.24	10,652	$2,220	$23,652	$1.16

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total all-in sustaining costs per ounce of produced silver, net of by-product credits is as follows:

	Three Months Ended	Year Ended
All-in sustaining costs	December 31, 2014	December 31, 2014
Total cash costs net of by-product credits	$32,721	$129,252
Sustaining capital(1)	8,308	20,790
Exploration	574	3,574
Reclamation cost accretion	44	177
General and administrative expenses	5,859	31,953
All-in sustaining costs	$47,506	$185,746

Silver ounces produced in concentrate (000’s)	5,228	20,302

All-in sustaining costs per ounce produced net of by-product credits	$9.09	$9.15

(1) Sustaining capital includes underground development and surface sustaining capital expenditures.

ADDITIONAL GAAP MEASURES

The Company has disclosed additional GAAP measures which include mine operating earnings, earnings (loss) from operations and cash generated by operating activities before changes in working capital. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Mine operating earnings

Mine operating earnings represent the difference between revenues and operating costs which include royalties and depreciation and depletion. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings (loss) from operations

Earnings (loss) from operations represent the difference between mine operating earnings and other operating expenses which include Escobal project expenses, other exploration expenses and general and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s overall mine operating performance when taking into account certain costs not directly associated with production.

Cash flow provided by (used in) operating activities before changes in working capital

Cash flow provided by (used in) operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash. Management believes that this presentation provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operation.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

CASH FLOW

Cash provided by operating activities before changes in working capital was $27.5 million and $173.2 million for the three months and year ended December 31, 2014 compared to net cash used in operating activities before changes in working capital of $5.9 million and $51.6 million for the three months and year ended December 31, 2013. Net cash provided by operating activities totaled $17.8 million and $119.3 million for the three months and year ended December 31, 2014, compared to outflows of $12.1 million and $59.6 million during the three months and year ended December 31, 2013. The increase in cash from operations was due to the commencement of commercial operations during the first quarter of 2014 and the collection of sales proceeds.

Investing activities consisted of additions to property, plant, and equipment of $12.7 million and $48.8 million during the three months and year ended December 31, 2014 compared to net additions during the three months and year ended December 31, 2013 of $18.2 million and $144.8 million. The change from 2013 levels is a result of completion of construction and commencement of commercial operations.

Financing activities resulted in a cash outflow of $3.6 million and an inflow of $1.7 million for the three months and year ended December 31, 2014 compared to cash inflows for the three months and year ended December 31, 2013 of $0.2 million and $48.8 million. Cash used in financing activities in the year ended December 31, 2014 consisted primarily of interest and fees related to the extension of the credit facility. Financing activities in 2013 consisted primarily of the initial proceeds of the facility.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance at December 31, 2014 was $80.4 million compared to $8.8 million at December 31, 2013.

The Company had working capital of $42.7 million and non-current liabilities of $5.7 million at December 31, 2014. This compares to a working capital deficit of $69.2 million at December 31, 2013 and non-current liabilities of $4.2 million. This change in the working capital position was due to commencement of commercial operations and the sale of concentrate production, collection of concentrate sales accounts receivable and buildup of product inventories. As the mine focused on ramping up to steady state operations, a significant amount of the operating cash flow was used to pay down construction related liabilities, build concentrate inventories, and materials and supplies inventories.

It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding the Escobal mine. The Company may consider alternative financing arrangements to meet its strategic needs. Refer to the “Credit Facility” section of this MD&A for further information.

The Company’s capital consists of the following:

	December 31,	December 31,	January 1,
	2014	2013	2013
Equity	$878,060	$774,154	$831,297
Debt	49,804	49,479	-
	927,864	823,633	831,297
Less: cash and cash equivalents	(80,356)	(8,838)	(164,561)
	$847,508	$814,795	$666,736

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

On June 4, 2013, the Company entered into a $50 million secured credit facility (“the facility”) with an international financial institution. On December 20, 2013, the Company reached an agreement with the lender to expand the facility by an additional $25 million. The additional $25 million was drawn on January 2, 2014 and repaid on September 3, 2014.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2013.

Dividends declared and paid during the year ended December 31, 2014 totaled $3.0 million (no dividends were declared or paid during the year ended December 31, 2013).

COMMITMENTS AND CONTINGENCIES

A summary of non-discounted liabilities and future operating commitments are as follows:

	1 year	2-5 years	5+ years	Total
Accounts payable and accrued liabilities	$40,246	$-	$-	$40,246
Debt	51,313	-	-	51,313
Income tax payable	1,825	-	-	1,825
Lease and contractual agreements	5,921	1,796	66	7,783
Commitments to purchase equipment, services, materials and supplies	19,400	-	-	19,400
Other long-term liabilities	-	2,164	-	2,164
Reclamation provision	-	-	10,240	10,240
	$118,705	$3,960	$10,306	$132,971

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are debt and leases. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

ASSET VALUATION

There have been no events or changes in circumstances that would indicate an impairment of the Escobal mine as at December 31, 2014.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RELATED PARTIES

Related party transactions

The Company’s related parties include its subsidiaries, Goldcorp Inc. (“Goldcorp”) as an approximate 39% equity shareholder in the Company’s publicly traded shares, key management personnel, and Directors. During the year ended December 31, 2014 and 2013, no transactions occurred with Goldcorp. Transactions with subsidiaries, key management personnel, and Directors were conducted using normal commercial terms and were considered to be at arm’s length.

Key management personnel compensation

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. In addition to their salaries, key management personnel, including the Board of Directors, Officers, Vice Presidents and senior management, receive bonuses and also participate in the Company’s Share Plan.

Key management personnel compensation included in general administrative expenses is as follows:

	Years ended December 31,
	2014	2013
Short-term employee benefits(1)	6,275	5,316
Share-based payments	4,647	5,006
	$10,922	$10,322

(1)	Short-term employee benefits include salaries, bonuses and other annual employee benefits paid during the year.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at December 31, 2014, the Company has estimated the present value of the future reclamation obligation arising from its activities to be $3.5 million (December 31, 2013: $3.0 million). The present value calculation assumes a discount rate of 5.77% (December 31, 2013: 5.69%), an inflation rate of 3.42% (December 31, 2013: 4.34%), an undiscounted amount to settle the obligation of $10.2 million (December 31, 2013: $8.5 million), and the commencement of reclamation activities in 19 years.

OUTSTANDING SHARE DATA

As at March 11, 2015, the Company had 147,734,775 issued and outstanding common shares, 1,531,222 issued and outstanding options and 212,000 issued and outstanding DSAs.

DIVIDENDS

The Company declared and paid dividends of $3.0 million to shareholders on record as of December 12, 2014. No dividends were declared or paid during the year ended December 31, 2013.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents.

The Company manages the credit risk associated with trade and other receivables by selling to organizations with strong credit ratings and requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk in trade receivables to be negligible as well.

The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions, and as such, the Company deems the credit risk on cash and cash equivalents to be low.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2014, the Company deems this risk to be minimal.

The Company’s financial liabilities at December 31, 2014 include accounts payable and accrued liabilities, all of which are due within six months or less. The other long-term liabilities consist of the SARs long-term portion and severance provisions.

Market Risk

The market risk of the Company is composed of three main risks which include foreign exchange risk, interest rate risk, and price risk.

Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the USD$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in USD$ currency. At December 31, 2014, the Company held substantially all cash in USD$ to minimize exchange rate risk.

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less.

	December 31,	December 31,	January 1,
	2014	2013	2013
Cash	$79,830	$8,812	$146,586
Cash equivalents	526	26	17,975
	$80,356	$8,838	$164,561

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Cash and cash equivalents includes the following balances held in foreign currencies:

	December 31,	December 31,	January 1,
	2014	2013	2013
CAD$	$185	$1,050	$458
Guatemalan quetzal and other currencies	1,188	643	585
	$1,373	$1,693	$1,043

While most of the Company’s goods and services are contracted in USD$, there is a portion contracted in other currencies (CAD$ and Guatemalan Quetzals). The appreciation of these currencies against the USD$ can increase the costs the Company incurs while a depreciation of these currencies against the USD$ can decrease the costs the Company incurs. At December 31, 2014, the Company has determined this risk to be low.

The Company recognized foreign exchange losses of $0.3 million and $0.9 million for the three months and year ended December 31, 2014, compared to gains of $0.1 million and $nil during the three months and year ended December 31, 2013.

Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At December 31, 2014, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the credit facility, and finance leases. At December 31, 2014, the credit facility was subject to a floating interest rate. The weighted average interest rate paid by the Company during the year ended December 31, 2014 related to the credit facility was 6.57% (year ended December 31, 2013: 6.27%) . At December 31, 2014, the Company has determined the interest rate risk to be low.

Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. At December 31, 2014, the Company has determined that risk to the Company due to metals prices is at an acceptable level and have entered into no hedging contracts.

The costs associated with operating and construction activities of the Company are subject to price risk as it relates to certain consumables including diesel fuel and power. The Company has determined these risks to be negligible at December 31, 2014.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Judgments

Commercial Production

In order to declare commercial production a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and revenues are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the United States dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the subsidiary operates. If there is a change in events or conditions which determined the primary economic environment, the Company re-evaluates periodically the functional currency for each of its subsidiaries.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Prior to the first quarter of 2013, underground development expenditures associated with the Escobal mine were expensed as incurred because the Company had not received the exploitation permit necessary for commercial mining operations. Underground development expenditures incurred subsequent to the receipt of the exploitation permit are capitalized. The surface assets associated with the Escobal mine were capitalized both during 2012 and 2013.

Estimates

Revenue recognition

As is customary in the industry, revenue on provisionally priced sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is recorded as an adjustment to sales revenue.

Estimated material in the mineral reserves

The carrying amounts of the Company’s depletable mineral interests are depletable upon commencement of commercial production based on the units of production method over the estimated life of mine based on proven and probable mineral reserves. Changes to estimates of material and depletable costs including changes resulting from revisions to the Company’s mine plans can result in a change to future depletion rates.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Where commercial production has commenced but proven and probable reserves have yet to be established, the carrying amounts of the Company’s depletable mineral interests are depleted based on the mineable portion of measured and indicated resources.

Determination of Useful Lives

Plant and equipment other than mineral interests are depreciated using the straight-line method based on the specific asset’s useful life. Should the actual useful life of the plant or equipment vary from the initial estimation, future depreciation charges may change. Assets with similar useful lives are grouped and treated as a single asset for the purposes of depreciation. Should the grouping of these like assets change, depreciation charges may vary materially in the future.

Impairment charges

At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the individual assets or cash generating units (“CGU”). In such circumstances, some or all of the carrying value of the assets or CGUs may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations and comprehensive income (loss).

Reclamation provision and site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant environmental, legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated prospectively based on the available facts and circumstances.

Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore and concentrate inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-process volumes, metal contents, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices. Changes in these estimates can result in changes to the carrying amounts of inventories and mine operating costs of future periods.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

There are no matters at December 31, 2014 that will have a material effect on the consolidated financial statements of the Company.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS

Application of new and revised accounting standards effective January 1, 2014

The following standards were applied for periods beginning on or after January 1, 2014 and have no material effect on our financial performance:

IFRIC 21 – Levies

IFRIC 21 – Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, other than those levies within the scope of other standards. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements. No adjustments to the Company’s consolidated financial statements were made as a result of the implementation of IFRIC 21.

Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements. Details related to these standards and interpretations are discussed below.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued an amendment to IFRS 9 – Financial Instruments (“IFRS 9”) which supersedes previous versions of IFRS 9. IFRS 9, among other things, requires an expected credit loss model for impairment of financial instruments and introduces a new hedge accounting model designed to align with entities risk management activities. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this report.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements. Management has concluded that the Company’s ICFR were effective as of December 31, 2014 and provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

The Company adopted the 2013 COSO Framework to design and evaluate its ICFR during the year ended December 31, 2014. During the year ended December 31, 2014, there were no changes in the Company’s ICFR that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A. The Feasibility Study is entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” and is dated November 5, 2014.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information in this MD&A may include, but is not limited to: statements related to the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2015 operations outlook and production guidance, including estimated unit costs per ounce of silver; the availability and sufficiency of power for operations; the assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; statements relating to changes in Guatemalan mining laws and regulations and the timing and results of court proceedings; the timing for the construction and pre-commissioning and eventual commissioning of the paste backfill plant; the timing and cost for the addition of the fourth tailing filter press; and the timing and cost for the addition of the second primary ventilation fan.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; the Company’s ability to operate in a safe, efficient and effective manner; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Management’s Discussion and Analysis
For the Years Ended December 31, 2014 and 2013
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with the Company’s dependence on the Escobal mine and its limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, the timing and possible outcome of pending litigation, other unanticipated litigation risks, the risk that dividends might not continue to be declared, risks associated with the repatriation of earnings, risks of negative operating cash flow, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2014 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral resource and mineral reserve information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.